EXHIBIT 99.4

Central Gold–Trust

2nd Annual Report

December 31, 2004

Central Gold–Trust

The Role of Central Gold–Trust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions	The Declaration of Trust requires that at least 90% of Gold–Trust’s assets be invested in physical gold bullion at all times. This cannot be changed without the approval of Unitholders.

Gold–Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards	Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold–Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold–Trust. On each occasion, inspections are required to be performed in the presence of both Gold–Trust’s external auditors and Bank personnel.

Gold–Trust is subject to the regulations and reporting requirements of the Toronto Stock Exchange and various Canadian provincial securities regulatory authorities.

Conveniences	Gold–Trust’s units are listed on the Toronto Stock Exchange in both Canadian dollars as “GTU.UN” and U.S.dollars as “GTU.U”. Making a gold bullion investment through ownership of Gold–Trust units is as easy as calling one’s investment dealer. Trust units are eligible for RRSP’s and other regulated capital accounts where physical bullion investment is often not permitted.

The Toronto Stock Exchange listing provides a readily quoted, liquid market for the units. The bid/ask spread is usually considerably less than buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of Gold–Trust units.

Central Gold–Trust

Trustees’ Report to Unitholders

Central Gold–Trust is a passive, single purpose, self-governing trust, with voting units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Year-end net assets were 96.5% invested in gold. Gold holdings were comprised of 118,326 fine ounces of gold bullion and 4,581 ounces in certificate form for a total of 122,907 ounces at December 31, 2004.

The accounts of Gold–Trust are denominated in United States dollars and discussion in this Report refers to United States dollars.

A part of Management’s Discussion and Analysis (MD&A), with additional comments on pages 10 to 14 hereof, is as follows:

Net Assets – Net assets increased by $18,296,152 or 48.8% during the year to a total of $55,758,461. Of this increase, $16,692,318 was the result of a public offering of 977,500 units, bringing the total number of units outstanding to 3,277,500 at year-end. The issuance of additional units was at a premium to net asset value such that there was no dilution of existing Unitholders’ equity interests. Details of the unit issuance are provided in note 3 to the accompanying financial statements. The balance of the increase in net assets was primarily attributable to the increase in the price of gold at December 31, 2004. This increase was partially offset by the operating expenses incurred during the year.

Net Income – The net income for the year ended December 31, 2004 amounted to $1,603,834 ($0.66 per unit) compared to $5,954,290 ($2.59 per unit) for the period ended December 31, 2003 after deducting operating costs of $253,572 (2003;$149,664). Under the new CICA Accounting Guideline 18 adopted by Gold–Trust and which is mandatory for subsequent fiscal years, virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income.

Annual Expenses – Operating expenses as a percentage of the average month-end net assets during the 2004 fiscal year were reduced to 0.64% compared to the estimate of 0.83% in 2003.

Liquidity – All of the assets of Gold–Trust are liquid. The gold bullion assets are international money; U.S. dollar currency assets are readily exchangeable; and interest-bearing deposits are redeemable. Those deposits are expected to be sufficient to provide expense coverage for Gold–Trust for at least the next three years, assuming net assets remain at current levels. The Trustees will seek to increase the size of Gold–Trust to reduce per unit expenses for the benefit of all Unitholders.

According to legal and tax counsel, the units of Gold–Trust qualify for investment by individuals and most types of retirement accounts and financial institutions in Canada.

We are committed to the secure stewardship of Central Gold–Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

February 24, 2005	Sincerely, On behalf of the Board of Trustees, (Signed:) “J.C. STEFAN SPICER ” J.C. Stefan Spicer, President & CEO

Central Gold–Trust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	December 31, 2004	December 31, 2003

Net assets:
Gold at market (note 2)	$ 53,833,266	36,297,000
Interest-bearing cash deposits	2,013,699	1,208,448
Prepaid expenses & other	1,436	2,464

	55,848,401	37,507,912
Accrued liabilities	(89,940)	(45,603)

Net assets representing Unitholders' equity	$ 55,758,461	37,462,309

Represented by:
Capital (note 3)	$ 48,200,337	31,508,019
Retained earnings (inclusive of
unrealized appreciation of investments)	7,558,124	5,954,290

	$ 55,758,461	37,462,309

Net asset value per Unit	$ 17.01	16.29

Net asset value per Unit
expressed in Canadian dollars	$ 20.48	21.05

Exchange rate: US $1.00=Cdn.	$ 1.2036	1.2924

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

	Year ended Dec. 31, 2004	Period from establishment to Dec. 31, 2003

Net assets at beginning of period	$37,462,309	Nil

Net issuance of units	16,692,318	31,508,019
Net income (inclusive of unrealized
appreciation of investments)	1,603,834	5,954,290

Increase in net assets during the period	18,296,152	37,462,309

Net assets at end of period	$55,758,461	37,462,309

Central Gold–Trust

STATEMENT OF INCOME
(expressed in U.S. dollars)

	Year ended Dec. 31, 2004	Period from establishment to Dec. 31, 2003

Income:
Interest	$ 21,019	10,714
Unrealized appreciation of investments	1,836,387	6,093,240

	1,857,406	6,103,954

Expenses:
Administration fees (note 4)	$ 124,653	54,065
Professional fees (note 4)	72,255	22,500
Trustee fees and expenses (note 4)	38,648	20,813
Safekeeping, insurance & bank charges	35,475	13,677
Unitholder information	31,444	12,802
Registrar and transfer agent fees	13,498	5,239
Miscellaneous	287	132
Foreign currency exchange (gain) loss	(62,688)	20,436

Total operating expenses	253,572	149,664

Net income
(inclusive of unrealized
appreciation of investments)	$ 1,603,834	$5,954,290

Net income per unit:
(inclusive of unrealized
appreciation of investments)	$ 0.66	$ 2.59

See accompanying notes to the financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars)

	Year ended Dec. 31, 2004	Period from establishment to Dec. 31, 2003

Capital (note 3)
3,277,500 units (2003: 2,300,000)	$48,200,337	31,508,019

Retained earnings:
Balance at beginning of period	5,954,290	—
Net income	1,603,834	5,954,290

Balance at end of period	7,558,124	5,954,290

Unitholders' Equity	$55,758,461	37,462,309

See accompanying notes to the financial statements.

Central Gold–Trust

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
(amounts expressed in U.S. dollars unless otherwise stated)

1.     Summary of significant accounting policies:

Central Gold–Trust (“Gold–Trust”) is a self-governing limited purpose trust established under the laws of Ontario on April 28, 2003.

Gold–Trust’s accounting policies, which conform with United States and Canadian generally accepted accounting principles, are summarized below:

(a)     Foreign exchange translation: Canadian dollar cash deposits are translated at the rates of exchange prevailing at the period end. Any difference between the period-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as foreign exchange loss (gain). Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)     Investments: Gold bullion and gold certificates are valued at market value at the afternoon London fixing rate. Unrealized appreciation of investments represents the difference between the market value and average cost of investments and is recorded in the statement of income in accordance with CICA Accounting Guideline 18, Investment Companies. Investment transactions are accounted for on the trade date.

(c)     Per unit amounts: The calculation of net income per unit is based on the weighted average number of units outstanding during the period. The calculation of the net asset value per unit is based on the units outstanding. Gold–Trust has no dilutive instruments.

(d)     Income taxes: Gold–Trust is taxed as a “Mutual Fund Trust” for income tax purposes. The Trustees intend to distribute all taxable income directly earned by Gold–Trust to the Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

2.     Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2004	2003

Gold bullion in fine ounces	118,326	82,619
Gold certificates in fine ounces	4,581	4,581

Total fine ounces of gold	122,907	122,907

Cost (2004 average $373.48 per fine ounce)	$45,903,639	$30,203,760
(2003 $346.37 per fine ounce)

Market value	$53,833,266	$36,297,000

Market - per fine ounce	$ 438.00	$ 416.25

Central Gold–Trust

3.     Capital:

Under the Declaration of Trust, an unlimited number of units may be issued. Each unit carries one vote at all meetings of Unitholders. Each unit is transferable and represents an equal undivided beneficial interest in Gold–Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.

The units of Gold–Trust are redeemable at any time on demand by the holders thereof at a price equal to the lesser of 90% of the market price on which the units are quoted for trading during the 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on which the units are quoted for trading on the redemption date.

On November 18, 2004, Gold–Trust issued 977,500 units for gross proceeds of $16,742,418 (net of underwriting fees). Costs relating to this issue were $50,100 and net proceeds were $16,692,318. Gold–Trust used the net proceeds from this public offering to purchase 35,707 ounces of gold in physical bar form at a total cost of $15,699,879. The balance of $992,439, was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

On July 8 and 17, 2003, Gold–Trust issued 2,000,000 units and 300,000 units for gross proceeds of $28,006,224 and $4,058,404 respectively, for a total of $32,064,628 (net of underwriting fees). Costs relating to these issues were $556,609 and net proceeds were $31,508,019. Gold–Trust used the net proceeds from these issuances to purchase 82,619 fine ounces of gold in physical bar form and 4,581 fine ounces of gold in certificate form at a total cost of $30,203,760. The balance of $1,304,259, was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of Gold–Trust as at and for the periods ended December 31, 2004 and 2003 are as follows:

	2004	2003
Stated capital - 3,277,500 units
(2003: 2,300,000)	$ 48,807,046	32,064,628
Unit issue costs	(606,709)	(556,609)

Capital	$ 48,200,337	31,508,019

Weighted average units outstanding	2,417,514	2,300,000

4.     Related party transactions:

Gold–Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold–Trust through certain of its officers and Trustees. Included in accrued liabilities at December 31, 2004 is $14,915 (2003: 10,023) due to the Administrator. The Administrator furnishes administrative services to Gold–Trust. For such services, Gold–Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold–Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and

Central Gold–Trust

0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold–Trust to Trustees who are members of the Executive Committee of Gold–Trust. The Administrator and the Trustees have consented to reduced fees at three-quarters of stated rates during this initial stage of Gold–Trust’s development.

There are two related party arrangements in respect of the administration of Gold–Trust. J.C. Stefan Spicer and Philip M. Spicer, Trustees of Gold–Trust, are officers and directors of the Administrator, which has entered into an administrative services agreement with Gold–Trust, and John P. Embry and Eric S. Sprott, also Trustees of Gold–Trust, are directors and officers of Sprott Asset Management Inc., which has a marketing and advisory services agreement with the Administrator for the benefit of Gold–Trust and the Administrator.

The Administrator is party to an agreement with Sprott Asset Management Inc. (“SAM”) pursuant to which SAM furnishes certain marketing and other advisory services to Gold–Trust and the Administrator. SAM is related to Gold–Trust through two of its officers that are Trustees of Gold–Trust. As compensation for the services of SAM, the Administrator has agreed to pay to SAM a fee equal to one-half of all fees paid to the Administrator under the administrative services agreement referred to above for any year, but based on the net asset value of Gold–Trust in excess of $50,000,000, and to pay its reasonable out-of-pocket expenses incurred in connection with such services. A fee of $960 was payable to SAM by the Administrator for the year ended December 31, 2004. No fee was payable to SAM for the period to December 31, 2003.

In addition, Gold–Trust incurred fees totalling $39,844 to December 31, 2004 (2003 $5,824) to a legal firm, of which one of Gold–Trust’s officers is a partner. A balance of $5,058 was included in accrued liabilities at December 31, 2004 (2003: $4,676) relating to these services.

5.     Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 financial statements.

Central Gold–Trust

Auditor’s Report to Unitholders

We have audited the statement of net assets of Central Gold–Trust as at December 31, 2004 and 2003 and the statements of income, changes in net assets and Unitholders’ equity for the year ended December 31, 2004 and the period from establishment, April 28, 2003 to December 31, 2003. These financial statements are the responsibility of the Central Gold–Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Central Gold–Trust as at December 31, 2004 and 2003 and the results of its operations and the changes in its net assets for the year ended December 31, 2004 and the period from establishment, April 28, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada January 28, 2005	/s/ Ernst & Young LLP Ernst & Young LLP Chartered Accountants

Central Gold–Trust

Management’s Responsibility for Financial Reporting

The accompanying financial statements of Central Gold–Trust and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Trustees and its Audit Committee.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Management has prepared financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the financial statements.

Gold–Trust maintains systems of internal accounting and backup as well as administrative and regulatory compliance controls of high quality, for a reasonable cost. Hard copies of transactions and monthly statements are retained in Gold–Trust’s files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that Gold–Trust’s assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for guiding the Administrator and overseeing management in its fulfillment of responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee which consists solely of independent Trustees.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the Unitholders. Ernst & Young LLP has full and free access to the Audit Committee.

Ancaster, Canada, February 24, 2005

J.C. STEFAN SPICER President & CEO	WILLIAM L. TRENCH Chief Financial Officer

Central Gold–Trust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold–Trust (“Gold–Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5, 6 and 7 should be referred to as supplementary information to this discussion and analysis.

Gold–Trust is a self-governing, single purpose passive trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders. Gold–Trust is not in itself an operating entity nor does it have any employees or the potential risks thereof. It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

The change in net assets, as reported in U.S. dollars, from period to period, is primarily a result of the unit offering and the changing market price of gold held by the Company. Also, because gold is initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars. The following table summarizes the changes in net assets in both U.S. and Canadian dollars, gold prices, and the exchange rate between U.S. and Canadian dollars:

	Period ended December 31
	2004		2003
	U.S.$	Cdn.$	U.S.$	Cdn.$

Unrealized appreciation (depreciation) of
investments (in millions)	$ 1.8	$ (1.1)	$ 6.1	$ 5.2
Net income (loss) for the period (in	$ 1.6	$ (1.5)	$ 6.0	$ 5.4
millions)
Net income (loss) per unit	$ 0.66	$(0.60)	$ 2.59	$ 2.37
Change in net assets from prior year
(in millions)	$ 18.3	$ 18.7	$ 37.5	$ 48.4
% change from prior year	48.8%	38.6%	—	—

Gold price (U.S.$ per fine ounce)	$ 438.00		$ 416.25
% change from prior year	5.2%		—

Exchange rate: $1.00 U.S. - Cdn	$ 1.2036		$ 1.2924
% change from prior year	(6.9)%		—

In 2004, net assets as reported in U.S. dollars increased by $18.3 million or 48.8%. A large portion of this increase was the result of the public offering as described in note 3 to the financial statements. The unit issuance was completed at a premium over the net

Central Gold–Trust

asset value per unit at the time, such that there was no dilution of the interests of existing Unitholders. Of the net proceeds from the issue totalling $16,692,318, $15,699,879 was used to purchase 35,707 fine ounces of gold bullion in physical bar form. The balance of $992,439 was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

The remaining $1.6 million of the total increase in net assets is primarily attributable to the 5.2% increase in the price of gold during the year.

The increase in net assets described above was nominally affected by the loss excluding unrealized appreciation of investments during the year. Net assets, as reported in Canadian dollars, only increased by 38.6% as a result of the 6.9% decrease in the U.S. dollar relative to the Canadian dollar.

Summary of Quarterly Financial Information

Quarter Ended
2004	Mar. 31	Jun. 30	Sept. 30	Dec. 31

Net income (loss) inclusive
of unrealized appreciation
(depreciation) of investments	$ 559,396	$ (2,548,015)	$ 1,721,910	$ 1,870,543

Net income (loss) per Unit
inclusive of unrealized
appreciation (depreciation)
of investments	$ 0.24	$ (1.11)	$ 0.75	$ 0.78

2003	Jul. 8 to Sept. 30	Dec. 31

Net income inclusive of
unrealized appreciation of
investments	$ 3,495,472	$ 2,458,818

Net income per Unit
inclusive of unrealized
appreciation of investments	$ 1.52	$ 1.07

Forward-looking Observations

Changes in the market price of gold will have an impact on the net asset value per unit. Assuming, as a constant exchange rate, the rate which existed on December 31, 2004 of $1.2036 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $1.65 per unit or Cdn $1.97 per unit.

Central Gold–Trust

When expressed in U.S. dollar terms, Gold–Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold–Trust’s net assets are gold which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold–Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars. As previously mentioned, over 98% of Gold–Trust’s net assets are denominated in U.S. dollars. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income

Gold–Trust’s earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold bullion. Generally, Gold–Trust only seeks to maintain adequate cash reserves to enable it to pay operating expenses. Because gold bullion does not generate revenue, Gold–Trust’s actual revenues are a miniscule percentage of its net assets. However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies, (“AcG-18”) requires Gold–Trust to record unrealized appreciation (depreciation) of investments in income. Accordingly, in the last two fiscal periods, Gold–Trust had net income. Gold–Trust expects to generate cash flow from its holdings of cash equivalents and will sell bullion certificates only if necessary to replenish cash reserves.

Gold–Trust does not anticipate the payment of regular dividends. Distributions will be made in the event of any sales of gold that result in taxable income as indicated in note 1(d) to the financial statements on page 5.

Fiscal 2004 Compared to Fiscal 2003

The net income of $1,603,834 during the 2004 fiscal year was 73.1% lower than the 2003 net income of $5,954,290. The prime component of this decrease was the lower appreciation of investments. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits increased.

The increase in net assets during the year as a result of the public offering and the increase in the price of gold had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Similarly, safekeeping fees increased to reflect larger quantities and dollar values of gold bullion being held.

Central Gold–Trust

Operating expenses as a percentage of the average of the month-end net assets during the 2004 fiscal year were reduced by 18.0% to 0.64% compared to 0.83% which was based on an annualized estimate of $310,000 for the period ended December 31, 2003.

Liquidity and Capital Resources

Gold–Trust’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses. At December 31, 2004, Gold–Trust’s cash reserves including cash equivalents were $2,013,699. The comparable figure at December 31, 2003 was $1,208,448. The ability of Gold–Trust to have sufficient cash for operating expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Gold–Trust in the future not have sufficient cash to meet its needs, portions of Gold–Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units. Sales of bullion could result in Gold–Trust realizing capital losses or gains. During the fiscal year ended December 31, 2004, Gold–Trust’s cash reserves increased by $805,251 from those at December 31, 2003. The primary sources and uses of cash are as follows:

Sources of Cash

The primary inflow of cash resulted from the proceeds (net of share unit costs of $50,100) from the issuance of units during the year of $16,692,318. An additional $20,677 was generated from interest income earned on short-term cash deposits.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold bullion with the vast majority of the net proceeds from the unit issuance referred to above. Gold–Trust paid $15,699,879 to purchase 35,707 fine ounces of gold.

Cash was also used to pay $207,865 of the expenses of the Trust that amounted to $316,260 (excluding the foreign exchange credit) during the year. The difference of $108,395 is represented by the foreign exchange gain and accruals at the 2003 and 2004 year ends.

Risk Factors

The avoidance of risk is uppermost in the purpose, construct and stewardship of Gold–Trust. Gold bullion owned by Gold–Trust is stored in the treasury vaults of the Canadian Imperial Bank of Commerce in segregated safekeeping and is insured by the Bank.

Gold–Trust’s purpose is to hold gold. The principal factor affecting the price of the units is volatility in the price of gold. Gold–Trust’s gold assets are traded internationally and are denominated in U.S. dollars. As at December 31, 2004, its assets consisted of 92.9% gold bullion, 3.6% gold certificates and 3.5% cash and other working capital.

Central Gold–Trust

Gold–Trust does not engage in any borrowing, leasing, lending or hedging activities involving its assets, so the value of the units will depend on, and typically fluctuate within, the price fluctuations of gold.

The gold price may be affected by many unpredictable international, economic, monetary and political considerations. Macroeconomic considerations include: expectations of future inflation rates; exchange rate volatility of the U.S. dollar, the principal currency in which gold is quoted; interest rate volatility; and unexpected global or regional political or economic incidents.

Related party information

Please refer to Note 4 on pages 6 and 7 of this Annual Report.

Other

Gold–Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of Gold–Trust’s operating expenses are paid, and Gold–Trust’s units trade, in Canadian currency. Therefore, because exchange rate fluctuations are beyond Gold–Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold–Trust’s operations or on the trading value of Gold–Trust’s units.

The Administrator anticipates U.S. denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold–Trust’s financial statements which are prepared to report market values, and in the market value of the 3,277,500 voting units issued and outstanding.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge the Trust asset base would enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

This Report dated February 24, 2005, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.Gold–trust.com.

Central Gold-Trust

Corporate Information

Trustees	Officers

John P. Embry (E)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Douglas E. Heagle (A) (C) (I) (L)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I)	John S. Elder, Q.C., Secretary
Robert R. Sale (A) (C) (I)	William L. Trench, A.C.I.S., CFO
Philip M. Spicer (N) (E)	Krystyna S. Bylinowski, Treasurer
J.C. Stefan Spicer (N) (E)

(A)	- Member of Audit Committee
(C)	- Member of Corporate Governance & Nominating Committee
(E)	- Member of Executive Committee
(I)	- Independent Trustee
(L)	- Lead Trustee
(N)	- Nominee of the Administrator

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Toronto, Ontario, Canada

Auditors	Registrar and Transfer Agent

Ernst & Young LLP	CIBC Mellon Trust Company
Toronto, Ontario, Canada	Toronto, Ontario, Canada

Legal Counsel	Stock Exchange Listing

Fraser Milner Casgrain LLP	TSX: Units
Toronto, Ontario, Canada	Ticker Symbol: GTU.UN (Cdn $) GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold-Trust at (905) 304-4653. The total net assets, net asset value per unit and the detailed basis of their calculation are posted daily at www.gold-trust.com and www.goldtrust.ca.

Central Gold-Trust

Mailing Address:
P.O. Box 10106, Ancaster, Ontario, Canada L9K 1P3

Courier Address:
55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2

Website: www.gold-trust.com
www.goldtrust.ca

E-Mail: info@gold-trust.com

Phone: 905-304-GOLD

Fax: 905-648-4196